Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Aduro Biotech, Inc. had common stock, $0.0001 par value per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended, and listed on The Nasdaq Global Select Market under the trading symbol “ADRO.”

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation authorizes us to issue up to 300,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of December 31, 2019, 80,735,688 shares of common stock were outstanding and no shares of preferred stock were outstanding.

The following is a summary description of the material terms of our capital stock. The description of capital stock is intended as a summary and is qualified in its entirety by reference to our certificate of incorporation, bylaws and amended and restated investor rights agreement, copies of which are incorporated by reference as Exhibits 3.1, 3.2 and 4.2, respectively, to our Annual Report on Form 10-K.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that holders of our common stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. We will pay the registration expenses, other than the underwriting discount, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earlier of April 20, 2020, which is five years following the completion of our initial public offering, or when all investors, considered with their affiliates, can sell all of their shares in a 90-day period under Rule 144.

Demand Registration Rights

Upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of registrable securities having an aggregate offering price to the public of not less than $5.0 million, we will be required to use our best efforts to register all or a portion of their registrable securities that holders may request to be registered. We are not required to effect such registrations on more than two occasions.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act in a future offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of registrable securities are entitled to certain Form S-3 registration rights. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of the underwriting discount, equals or exceeds $1.5 million.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the chairman of our board of directors, the majority of our whole board of directors, or our chief executive officer.

Our certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the stockholders representing a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. In addition, our certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) in voting power of our stock entitled to vote thereon.

Our certificate of incorporation further provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

The foregoing provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to cause a change in control of us.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging a change of control of our company or changes in our board of directors that our stockholders might consider favorable. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.